LeddarTech Holdings Inc.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

September 28, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street. N.E.

Washington, D.C. 20549-3561

Re:	LeddarTech Holdings Inc.

Draft Registration Statement on Form F-4 Submitted July 31, 2023

CIK No. 0001981462

Ladies and Gentlemen:

Set forth below are the responses of LeddarTech Holdings Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2023, with respect to the draft Registration Statement on Form F-4 submitted to the Staff for review on July 28, 2023 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is resubmitting the draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

Draft Registration Statement on Form F-4 Submitted July 31, 2023

Cover Page

1.	Staff’s comment:

We note your disclosure on the cover page that Prospector Sponsor LLC is a Cayman Islands company. This is inconsistent with your definition of “Sponsor” as “Prospector Capital Sponsor, LLC, a Delaware limited liability company.” Please revise.

Response:

We acknowledge the Staff’s comment and have revised relevant disclosure in the revised Registration Statement to reflect that Prospector Sponsor LLC is a Cayman Islands limited liability company.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

2.	Staff’s comment:

We note that the registration statement refers to the PIPE Financing. Please revise the cover page to highlight the terms of the PIPE Financing. Also expand your disclosure on the cover page and throughout the filing to highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Financing.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the revised Registration Statement to highlight the terms of the PIPE Financing and to include a description of material differences in the terms and relative pricing of securities issued at the time of the IPO as compared to the PIPE Financing.

3.	Staff’s comment:

We note your disclosure on page 56 that consummation of the PIPE Financing is a condition of closing and that “any failure of the PIPE Investors to fund their Tranche B purchase concurrently with the closing of the Business Combination will make it more difficult for Prospector to complete the Business Combination as contemplated.” State on the cover page that the consummation of a PIPE Investment is a condition to the Business Combination and clarify that such financing is necessary for the parties to meet the Minimum Proceeds Condition and thus complete the Business Combination. If true, include disclosure that any delayed payment from the PIPE Financing could cause payment to redeeming shareholders to also be delayed.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the revised Registration Statement to disclose that it is a condition to the Business Combination that the aggregate cash proceeds from the PIPE Financing, together with any funds in the Trust Account, satisfy the Minimum Proceeds Condition, and that any delays in completing the PIPE Financing could delay completion of the Business Combination, which in turn could delay payment to redeeming shareholders.

4.	Staff’s comment:

We note your assumption that there will be no redemptions. Please revise to provide balanced disclosure on the cover page by providing the equity stakes assuming additional redemption scenarios, up to and including maximum redemptions.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the revised Registration Statement to address the Staff’s comments.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

5.	Staff’s comment:

We note your disclosure that “If a substantial portion of the Prospector Class A Shares are redeemed in connection with the Business Combination and we are not successful in raising additional capital, we will be unable to comply with the minimum cash balance requirement under the Desjardins Credit Facility following the closing of the Business Combination.” Please highlight this on the cover page. Also clarify the number of redemptions that must occur in order for the company to be unable to comply with the minimum cash balance requirement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the revised Registration Statement to reflect the risk that we will not be able to comply with the minimum cash balance requirement under our credit facility, including a cross reference to the applicable risk factor.

Risk Factors, page 20

6.	Staff’s comment:

Please include a risk factor discussing the risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.

Response:

We acknowledge the Staff’s comment and have included an additional risk factor on page 52 of the revised Registration Statement regarding our exclusive forum provision and the potential increased costs in bringing a claim.

Unaudited Pro Forma Condensed Consolidated Financial Information

Description of the Business Combination, Related Transactions and Adjustments for Other Material Events, page 69

7.	Staff’s comment:

Please disclose how you determined Amalco’s aggregate equity value of US$200 million.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 73 of the revised Registration Statement with respect to the determination of AmalCo’s aggregate equity value of US$200 million, including specifically cross referencing the factors set forth under the caption “The Business Combination — Prospector’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

8.	Staff’s comment:

With respect to the PIPE investors’ 40% interest, please quantify the respective number of shares as follows:

●	parenthetically, explain how you calculated the 20 million Company Common Shares outstanding immediately prior to the Closing, of which 7.9 million shares are held by PIPE Investors; and

●	parenthetically, state that the PIPE Investors will receive 1,000,000 of the 5,000,000 Surviving Company Earnout Non-Voting Special Shares issued prior to Closing.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 74 of the revised Registration Statement to explain the calculation of the 20 million Company Common Shares to be outstanding immediately prior to the Closing. We respectfully inform the Staff that, rather than receiving 1,000,000 of the 5,000,000 Surviving Company Earnout Non-Voting Special Shares issued prior to Closing, because the PIPE Investors will own approximately 40% of the Company Common Shares immediately prior to Closing, the PIPE Investors will be entitled to receive approximately 40% of each class of the Surviving Company Earnout Non-Voting Special Shares to be distributed to existing shareholders of LeddarTech at the Closing, which the existing disclosure currently reflects.

Basis of Pro Forma Presentation, page 75

9.	Staff Comment.

Refer to the table hereunder reflecting the pro forma ownership of Surviving Company Common Shares following the Business Combination. Please expand footnotes (1), (3) and (4) to make clear how the underlying outstanding shares in the historical financial statements as of March 31, 2023 were subsequently adjusted based on their respective conversion and/or exchange transactions arising from The A&R Prospector Governing Documents Proposal on the prospectus, resulting the above-reported shares.

Response:

We acknowledge the Staff’s comment and have included additional disclosure in the footnotes on page 79 of the revised Registration Statement describing the conversion and exchange mechanics resulting in the pro forma ownership percentages.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

10.	Staff Comment.

Tell us how you considered providing a separate pro forma column so that it is transparent how the share issuances, conversion and exchange transactions contemplated in the A&R Prospector Governing Documents Proposal have been given effect in your pro forma presentation. Refer to Article 11-02(b)(4)(ii) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and respectfully submit that a separate column is not necessary to reflect the share issuances, conversion and exchange transactions contemplated by the A&R Prospector Governing Documents Proposal. We have included additional detail which clearly set forth such share issuance, conversion and exchange mechanics resulting in the pro forma ownership percentages under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information – Basis of Pro Forma Presentation” on page 79 of the revised Registration Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Loss for the year ended September 30, 2022, page 79

11.	Staff Comment.

Please include pro forma transaction accounting adjustments for the expenses charged against Deficit in the pro forma statement of position. In this regard, it appears you should include adjustments for the expenses in adjustments 4(c), 4(i), 4(k), 4(p), 4(q) and 4(r). Refer to Article 11-02(a)(6)(i)(B). Disclose within each supporting footnote that the adjustment is for a non-recurring expense, as applicable.

Response:

We acknowledge the Staff’s comment and have included additional adjustments to the pro forma statement of loss for the year ended September 30, 2022 in footnotes 5(b), 5(d), 5(i), 5(l), 5(m) and 5(n) on page 97 of the revised Registration Statement to give effect to the Transaction as if it had occurred on October 1, 2021.

12.	Staff Comment:

Please disclose what the $31,815,708 adjustment under note 4(k) represents and advise us.

Response:

We acknowledge the Staff’s comment. Note 4(k) of the pro forma financial statements on page 95 of the revised Registration Statement has been modified to include additional description of the reclassification of the reserve – stock option to the deficit upon cancellation of the Plan.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

13.	Staff Comment.

Please remove adjustments 5(d), 5(e), 5(g) and 5(i) which eliminate the subject non- recurring expenses included in the historical financial statements. In lieu of these adjustments, please explain the nature of these expenses and the amounts that are non- recurring. Refer to Article 11-02(a)(11)(i).

Response:

We acknowledge the Staff’s comment and have removed adjustment 5(g) and 5(i) on page 97 of the revised Registration Statement. We added reference to note 4(f) and 4(g) in note 5(d) (now note 5(f)). Under the Desjardins Credit Facility and as described in note 1, at the time of the Business Combination, the Company must repay a portion of the Facility that varies based on the cash acquired from Prospector and the amount raised in the PIPE Financing. We added additional disclosure in note 5(e) (now note 5(g)) describing the adjustment. As this repayment and associated interest saving is a direct result of the Transaction, we believe the adjustment to the pro forma is appropriate.

14.	Staff Comment.

Refer to footnote 5(g). It appears you should give pro forma effect to the charge that will be incurred upon the automatic acceleration of vesting of all ESOP and MSOP options.

Response:

We acknowledge the Staff’s comment and have included a new adjustment in note 5(i) on page 97 of the revised Registration Statement for the charge that will be incurred upon the automatic acceleration of vesting of all outstanding unvested shares options.

Unaudited Pro Forma Condensed Consolidated Statement of Loss for the Six Months Ended March 31, 2023, page 80

15.	Staff Comment.

Please remove adjustments 6(g), 6(i), 6(k) and 6(j) which eliminate the subject non- recurring expenses reflected in the historical financial statements. In lieu of these adjustments, please disclose in the notes the nature of these expenses and the related amounts that are non-recurring.

Response:

We acknowledge the Staff’s comment and have removed adjustment 6(i), 6(j) and 6(k) from page 99 of the revised Registration Statement. We added additional disclosure and reference to note 5(i) and 6(h) in note 6(g) describing the adjustment as follows: To reflect the elimination of the share-based compensation expense due to the automatic acceleration of vesting and cancellation of LeddarTech’s outstanding unvested shares options as if the Business Combination occurred on October 1, 2021 (see note 5(i) for the expense related to the automatic acceleration of vesting of LeddarTech’s outstanding unvested shares options cancelled and note 6(h) for estimated share-based compensation to be issued under the Incentive Plan).

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

4. Adjustments to the Pro Forma Condensed Consolidated Statement of Financial Position, page 93

16.	Staff Comment.

Refer to note 4(l). Addressing the respective conversion rates, please make clear how LeddarTech’s 5,976,388 Class A, B, C, D-1 and D-2 preferred shares were converted into 99,387,510 common shares prior to the Business Combination. To the extent that the conversion reflects favorable changes to the original conversion terms or the payment of additional consideration, please disclose how it was given pro forma effect in the Pro Forma Condensed Consolidated Statement of loss.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 96 of the revised Registration Statement to the effect that the conversion rates are based on the terms of the respective classes of equity securities existing prior to negotiation of the Business Combination Agreement. In connection with the Business Combination, the shareholders agreed to amend the definition of “Qualified IPO” in LeddarTech’s amended and restated unanimous shareholders agreement solely to lower the monetary thresholds in such definition with respect to the pre-money equity value of LeddarTech to at least US$200 million and related concurrent private placement to at least US$40 million. As a result, the Business Combination and PIPE Financing together constitute a “Qualified IPO” under the terms of the amended and restated unanimous shareholders agreement. The Company supplementally advises the staff that no additional consideration was paid in respect of any consents approving the amendment to the definition of “Qualified IPO.”

The Business Combination, page 105

17.	Staff Comment.

We note the Prospector Board has recommended shareholders vote “FOR” the transaction. We further note that Messrs. Aberle and Stone serve on the board of directors of LeddarTech, and that all of your officers and directors except Ron Lumbra have direct or indirect investments in LeddarTech. Please clarify how Prospector’s board considered the conflicts of interest presented by the affiliation between Prospector and LeddarTech and the overlapping nature of directors and officers of Prospector and LeddarTech in negotiating and recommending the Business Combination.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 112 of the revised Registration Statement to further clarify how the Prospector Board considered the conflicts presented by the affiliation between Prospector and LeddarTech and the overlapping nature of directors and officers of Prospector and LeddarTech in negotiating and recommending the Business Combination.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

Prospector’s Board of Directors Reasons for the Approval of the Business Combination, page 112

18.	Staff Comment.

Revise to discuss all of the factors that Prospector’s Board of Directors considered in deciding to approve the Business Combination, including any negative material factors.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 118 of the revised Registration Statement.

Information about LeddarTech, page 205

19.	Staff Comment.

Provide an overview of your business plan for the next 12 months, including how and when the company intends to generate revenue from its fusion and perception software business. As part of your disclosure, include a discussion of any key operating metrics the company uses or intends to use in evaluating the business.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 221 of the revised Registration Statement responsive to the comment, including a cross reference to corresponding disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

20.	Staff Comment.

We note your disclosure that you have discontinued LeddarTech’s modules and components business, and that you have not generated material revenue from your continuing ADAS business. We further note your risk factor on page 21 indicating that you may not generate meaningful revenue from your ADAS business moving forward. Please revise this section, and elsewhere as appropriate, to more clearly differentiate the aspects of your business that have been discontinued with those of your business plan moving forward. As part of your disclosure, be sure to clearly discuss the fact that the company has not yet generated material revenue from its planned business operations.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 209 of the revised Registration Statement with respect to the actions taken in connection with respect to the discontinuance of Leddartech’s modules and components business, and to discuss that LeddarTech has not yet generated material revenue from its planned business operations.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

LeddarTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Transition to a Pure-Play Automotive Software Business Model, page 222

21.	Staff Comment.

Please disclose the remaining carrying amounts of the Modules and Components businesses as of March 31, 2023 that will be subject to impairment. For additional context, please summarize the total impairment costs as of the year ended September 30, 2022 and the interim period ended March 31, 2023.

Response:

We note that all intangibles related to both the Modules and Components business and all inventory related to the Components business were fully written off as of March 31, 2023 and have no remaining carrying amount. As of March 31, 2023, the remaining carrying amount of Modules inventory was approximately $3.3 million, and we believe we have or will have demand for this inventory. Because we are still winding down the Modules business, any remaining PPE will be analyzed in detail and the remaining value will be amortized over the remaining useful life of each asset. Additional information responsive to this comment will be included with the Company’s fourth quarter financial reporting.

22.	Staff Comment.

So that it is transparent to investors, please disclose the total revenues that you have recognized under your “Pure-Play” Automotive Software Business Model for all periods presented.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have not yet generated material amounts of revenue under our “pure play” automotive software business model for the periods presented. Revenue under our “pure play” automotive software business model for fiscal years 2021 and 2022 and the six-month period ended March 31, 2023 was $0.1 million, $0.3 million and $0.1 million, respectively. We have included additional disclosure on page 209 to that effect and have included a table on page 230 of the revised Registration Statement that presents the revenue breakdown between the “pure play” business and the discontinued operations for the six-month period ended March 31, 2023.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

Results of Operations - Comparison of Six-Month Periods Ended March 31, 2023 and 2022, page 226

23.	Staff Comment.

Please make clear what portion of the reported revenues consist of recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees related to the “pure play” automotive software and those from the discontinued components and modules businesses. Further identify any significant elements of your loss from continuing operations which do not arise from or are not necessarily representative of the LedderTech’s ongoing business. In this regard, we note that most of your revenues consist of product sales. Refer to Instruction 2 to Item 303(c) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and have included a table on page 230 of the revised Registration Statement that presents the revenue breakdown between the “pure play” business and the discontinued operations for the six-month period ended March 31, 2023, as well as significant elements of loss not representative of on-going business for the six-month period ended March 31, 2023.

Liquidity and Capital Management, page 233

24.	Staff Comment.

You disclose that “in order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, if the Surviving Company does not raise additional capital in connection with the Business Combination, even if there are no redemptions of Prospector Class A Shares, the Company or the Surviving Company, as applicable, will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.” Revise to discuss the company’s plans, if any, to meet the minimum cash balance requirement.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 238 of the revised Registration Statement responsive to the comment.

Certain Prospector Relationships and Related Party Transactions, page 274

25.	Staff Comment.

We note that Messrs. Aberle and Stone serve on the board of directors of LeddarTech, and that all of your officers and directors except Ron Lumbra have direct or indirect investments in LeddarTech. Please revise this section to provide a detailed discussion of any and all the transactions entered into with LeddarTech by each of your officers and directors, either directly or indirectly and quantify their respective ownership interests in LeddarTech. For each transaction, be sure to specifically identify the officer or director involved and their relationship with LeddarTech. Refer to Item 404 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 279 and 280 of the revised Registration Statement to disclose all relationships and related party transactions between the officers and directors of Prospector and LeddarTech.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

Security Ownership of Certain Beneficial Owners and Management, page 302

26.	Staff Comment.

Please revise to disclose the names, including identifying the natural person(s) that hold voting and/or dispositive power of the relevant shares, of all entities that are beneficial owners.

Response:

We acknowledge the Staff’s comment and have updated the disclosure on page 308 of the revised Registration Statement responsive to the comment.

Consolidated statements of financial position, page F-3

27.	Staff Comment.

In light of the retrospective restatement, tell us how you considered presenting a third statement of financial position. Refer to IAS 1.40A-40B.

Response:

We acknowledge the Staff’s comment, and supplementally advise the Staff that, after having taken into consideration IAS 8.41, IAS 8.42 and IAS 1.40A(b), management concluded that, given the magnitude of adjustments to the opening statement of financial position for the year ended September 30, 2021, no third statement of financial position was required. The considerations related to this conclusion are as follows:

●	The impacts of the adjustments are not material to individual line items either on a total magnitude basis or as a percentage of the line item as outlined below.

●	The consolidated financial statements, note 2 – Summary of significant accounting policies (Adjustments to comparative figures – correction of errors), section “As at September 30, 2020” discloses the impacts to the opening statement of financial position for the year ended September 30, 2021 providing users with the appropriate information relating to the restatement.

●	The focus of users is mainly on cash burn rates and the magnitude of anticipated sales associated with developed technology. As a result, the impact of the restatement on the opening statement of financial position for the year ended September 30, 2021 would be unlikely to impact the decisions of users.

		Adjustments
Consolidated statements of financial position	As previously reported ($)	Development costs ($)	Others ($)	Total ($)	% of the adjustments	As at September 30, 2020 as restated ($)
Assets
Government assistance and research and development tax credits receivable	5,292,205	288,341	—	288,341	5.4%	5,580,546
Inventories	2,605,109	—	66,000	66,000	2.5%	2,671,109
Intangible assets, net	32,385,400	481,660	—	481,660	1.5%	32,867,060
Goodwill	7,416,126	—	-98,000	-98,000	-1.3%	7,318,126
Liabilities	5,292,205	288,341	—	288,341	5.4%	5,580,546
Convertible loans – non-current	34,960,403	—	114,000	114,000	0.3%	35,074,403
Shareholders’ equity (deficiency)
Deficit	-316,687,713	770,001	-146,000	624,001	-0.2%	-316,063,712

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

28.	Staff Comment.

Please provide a separate note on non-controlling interest that describes your basis for measurement.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that LeddarTech has previously disclosed in Note 5 of its September 30, 2020 consolidated financial statements the accounting method for the non-controlling interest basis of measurement as follows:

The Company elected to measure the NCI in the acquiree at fair value using an option-pricing model. The Company has determined the fair value of its NCI on a minority, non-marketable basis to be $520,455 as at July 6, 2020, utilizing the Black Scholes Option Pricing Model, based upon a term to liquidity of 3 years, annualized volatility of 50%, a 3-year treasury rate of 0.31% and a dividend rate of 0%.

As this is a measurement election that LeddarTech opted at the date of the acquisition in fiscal 2020, this was not carried forward to the September 30, 2022 consolidated financial statements.

Notes to the consolidated financial statements

1.       Nature of operations and going concern uncertainty, page F-8

29.	Staff Comment.

Regarding your strategic decision to divest your modules and components businesses during FY22 per your disclosure on page 222, tell us how you considered presenting the related non-current assets as either held for sale or discontinued operations. Refer to paragraphs 6 and 13 of IFRS 5.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the following facts and circumstances were considered in our assessment of the application of paragraph 6 and 13 of IFRS 5:

Modules:

Non-current assets are classified as held for sale only in the case that the sale is highly probable. To be highly probable, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Although our Modules business has been actively commercialized for many months, no potential buyer has been identified and the underlying assets have not shown to be attractive on the current market. There is no Letter of Intention or any other indication that the sale of our Modules business or of any of the underlying asset could be highly probable. Thus, we determined that it is not highly probable that a sale will be completed within the next 12 months and the related non-current assets do not meet the requirement to be classified as held for sale.

If not held for sale, related, non-current assets that are to be abandoned and that meet certain criteria will be presented as discontinued operations but only starting in the period when abandonment actually occurs, which is expected to occur 9-12 months following the decision in June 2023 to cease the Module business’ operations.

Components:

For the Components business, LeddarTech originally had the intention of selling the business; however, in September 2022, it was determined that Components business would be wound down. All assets related to the Components business were deemed impaired as of September 30, 2022, except for $4 million related to one contract under negotiation at that time, which did not culminate in a project and were subsequently deemed impaired as of December 31, 2022.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

2.       Summary of significant accounting policies

Intangible Assets, page F-16

30.	Staff Comment.

We understand from your disclosures elsewhere in the filing that certain of the development costs are associated with the Components and Modules businesses that will be divested. Please separately disclose the expected remaining useful lives of such development costs to the extent that they remained in use as of the period ended.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that all capitalized development costs associated with the Components and Modules businesses had been impaired as of September 2022, except for one set of development costs that were associated with one commercial proposal under negotiation at that time. These negotiations did not culminate in a project and the remaining development costs associated with the Components and Modules businesses were fully impaired as of December 31, 2022. Additional disclosures have been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Restructuring Activities.”

Defined contribution pension plans, page F-19

31.	Staff Comment.

We note that portions of your contributions to the Canadian and Israeli subsidiary defined contribution plans were capitalized as intangible assets. Please disclose the amounts capitalized, the particular category of intangible assets in which these amounts were included, and your basis for capitalization pursuant to the applicable accounting guidance.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that employee benefits are capitalized to development costs in accordance with IAS 38.66(b). Employee benefits include all forms of consideration given by an entity in exchange for service rendered by employees, including employee benefits. Total employee benefits are either capitalized or expensed based on the activities performed by the employee. The information about the nature of benefits capitalized is not required by IAS 38 and we believe that this additional information would not be helpful to the reader, as such, it has not been presented in the consolidated financial statements.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

10. Intangible Assets, page F-26

32.	Staff Comment.

Please tell us how you considered disaggregation of development costs into smaller classes in order that your investors may better understand the nature of such costs that were impaired and those that are recoverable. Refer to paragraphs 59, 66-67, and 119 of IAS 38.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that, as mentioned in the summary of significant accounting policies included in the annual consolidated financial statements of LeddarTech, LeddarTech’s development costs are related to LeddarTech’s projects to develop and enhance the technology and capabilities of autonomous driving applications and advanced driver assistance systems. We believe that disaggregation of development costs into smaller categories would not materially improve investors’ understanding of such costs, given that such costs are integrated into one autonomous driving class.

16. Other component of equity, page F-39

33.	Staff Comment.

Citing the terms and conditions under which the NCI holder’s right under the put option is exercisable, please explain why the put option may be deemed a component of equity and “will not be marked to market at each reporting date thereafter.” Refer to the pertinent guidance under IAS 32.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the put option is not a financial liability under IAS 32 because it represents neither a contractual obligation to deliver cash or another financial asset or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to LeddarTech (refer to IAS 32.11, Financial liability, (a)). Rather, the put option is appropriately characterized as a derivative equity instrument under IAS 32 because it is to be settled by issuing a fixed number of LeddarTech’s shares in exchange for a fixed number of VayaVision shares (refer to IAS 32.11, Financial liability, (b)(ii)). Accordingly, the put option has been measured at fair value as of July 6, 2020 (the date of acquisition of the controlling interest and the date of the creation of the put option). At the acquisition date, the put option was recognized as other component of equity in the purchase price allocation formula. As the put option is an equity classified derivative, it is not remeasured after initial recognition.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

Notes to the unaudited interim condensed consolidated financial statements - Three and six months ended March 31, 2023

2. Summary of significant accounting policies, page F-65

34.	Staff Comment.

Please disclose your revenue recognition policy as it relates to the “Pure-Play Automotive Software Business Model” described on page 222. Addressing your Tier 1 design and integration win, please disclose your significant judgments with respect to the application of paragraphs 123-126 of IFRS 15.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that LeddarTech has not yet recognized material revenue under its new business model, all of which has been non-recurring engineering revenue, and all of which has been recognized under LeddarTech’s current revenue recognition policy. Non-recurring engineering revenues is recognized as services are performed and limited judgment is required to assess timing of recognition due to the fact that projects were completed and revenue recognized within the same quarter. LeddarTech is in the process of revising its revenue policy to address anticipated new forms of revenue, and expects to have such revised policy in place prior to realizing any revenue under its new business model other than non-recurring engineering revenue.

General

35.	Staff Comment.

In your letter to shareholders, you disclose that “if redemptions by Prospector’s public shareholders cause the parties to be unable to meet the Minimum Proceeds Condition, then the Company will not be required to consummate the Business Combination.” Please clarify the amount of redemptions that may occur that would cause the parties to be unable to meet the Minimum Proceeds Condition. In this regard, we note your disclosure on page 51 that “it is not expected that any amount of redemptions by Prospector’s public shareholders will result in the parties to being unable to meet the Minimum Cash Proceeds Condition.”

Response:

We acknowledge the Staff’s comment and have modified the specified disclosure on the last page of the letter to shareholder to clarify that redemptions would result in an inability to meet the Minimum Proceeds Condition only if combined with a failure of PIPE Investors to fully fund their commitments in the PIPE Financing.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

September 28, 2023

36.	Staff Comment.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We acknowledge the Staff’s comment and advise the Staff that although Prospector Sponsor LLC is a Cayman Islands limited liability company, it is not controlled by, nor does it have substantial ties with, a non-U.S. person. The Company directs the Staff to the risk factor added on page 56 of the revised Registration Statement regarding the impact of ties with non-U.S. persons.

Please direct any questions you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact John T. Blatchford (312-609-7605) or Christopher G. Barrett (312) 609-7557) of Vedder Price P.C.

Very truly yours,

LeddarTech Holdings Inc.

By:	/s/ David Torralbo
Name:	David Torralbo
Title:	Chief Legal Officer

cc:	John T. Blatchford
Christopher Barrett